

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2015

Via E-Mail
Shaun Passley, Ph.D.
FlexFridge, Inc.
205 W. Wacker Drive, Suite 1320
Chicago, Illinois 60606

      Re: FlexFridge, Inc.
             Registration Statement on Form 10-12G
             Filed on February 2, 2015
             File No. 0-55359

Dear Dr. Passley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   A shell company, as defined under Rule 12b-2 of the Securities Exchange Act of 1934, is a registrant that has no or nominal operations and either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. Please prominently disclose at the onset of your registration statement that your company is currently a shell company. Please also revise to discuss the restrictions on the transferability of your equity interests and the unavailability of Rule 144.

2.   We note that you are voluntarily registering your shares pursuant to Section 12(g) of the Exchange Act. Please advise us why you have decided to register your shares at this time. We note that you have no revenues, no operations, and minimal assets.

3.   Please revise to briefly discuss that the company may have liability in connection with the spin-off in 2013 of the FlexFridge shares to holders of Epazz, Inc. common stock. We note that at the time, the shares were not registered under either the Securities Act of 1933, or the Securities Exchange Act of 1934, and that you do not appear to be able to rely on the conditions outlined by the Staff in Staff Legal Bulletin 4, addressing spin-offs.

4.   Please be advised that your registration statement will automatically become effective sixty days after filing, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

5.   Please revise, as applicable, to disclose whether the company is an Emerging Growth Company as defined under the JOBS Act, and whether the company intends to rely upon the various exemptions available to companies meeting that definition. If applicable, revised disclosure should address whether the company has elected to take advantage of the option available to Emerging Growth Companies to delay adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. If the company has elected this option, also disclose that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

6.   Please revise throughout to remove references to this being an "information statement," as you do, for example, on page 2. As noted above, insofar as your spin-off already occurred in 2013, you may not rely on Staff Legal Bulletin 4.

Item 2. Financial Information, page 3

7.   We note from your website (www.flexfridge.com) that the company intends to use crowd funding to help launch product, with a goal to deliver the first FlexFridges to businesses during the winter of 2015. Please expand your MD&A and liquidity disclosure to discuss your current plans and efforts toward obtaining financing for your business, as well as plan and status of operating goals.

Principal Stockholders, page 4

8.   Please revise your chart to address ownership of your outstanding preferred securities.

Description of Securities, page 5

9.   Please revise here, or at page 10, to remove duplicative disclosures concerning the description of your securities.

10.   Please expand your disclosure to discuss all significant rights and features associated with each of your classes of securities. In that regard, based on your footnote disclosure on page F-12, it appears that both your Series A and Series B Preferred Stock have a number of significant conversion, dividend and liquidation features that should be highlighted in your Description of Securities. Further, please explain how the rights of these security holders may affect the rights of common shareholders.

Management, page 7

11.   Please revise, as applicable, to disclose any family relationship between Shaun A. Passley and Craig E. Passley.

Item 15. Financial Statements and Exhibits, page 12

12.   You do not appear to have filed Exhibit 1.1, Articles of Incorporation either here or in a previous filing. Please revise to do so in your next amendment.

13.   Please delete the reference on the bottom of page 12 to a confidential treatment request.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Shaun Passley, Ph.D.
FlexFridge, Inc.
February 26, 2015
Page 4

      You may contact Kenya Wright Gumbs, Senior Staff Accountant, at (202) 551-3373 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney Advisor, at (202) 551-3415 Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me with any other questions.

      Sincerely,

      /s/ Celeste M. Murphy for

      Larry Spirgel
      Assistant Director